Exhibit 99.1

QIWI Announces Changes in Management Team

NICOSIA, CYPRUS – February 16, 2024 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge fintech services, today announced that Maria Shevchenko will be resigning from her position as Chief Operating Officer (“COO”) effective February 29, 2024, for personal reasons and will remain available to the Company on a consulting basis after that time.

The responsibilities held by Mrs. Shevchenko will be dispersed among the existing top management team to ensure uninterrupted and efficient operations.

Alexey Mashchenkov, CEO of QIWI plc, commented:

“Maria has been a valued member of our executive team over these past 4 years. We sincerely thank Maria for her remarkable commitment and significant contributions to the Company’s success and wish her success in all her future endeavors”.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in a changing world. We offer a wide range of products under several directions: payment and financial services for merchants and B2C clients across various digital use-cases, services in marketing automation and advertising technologies and several other investments in rapidly growing fintech businesses in the MENA, SEA, and EU.

QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

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ir@qiwi.global